

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Helen C. Cary
Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, California 92203

> **Re: Midnight Candle Company**
> **Form 8-K**
> **Filed July 19, 2010**
> **File No. 000-51842**

Dear Ms. Cary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed July 19, 2010

Item 2.01 Completion of Acquisition of Assets

1. Please tell us why the execution of the Intellectual Property Assignment Agreement by and between you and SEFE, Inc. does not also trigger disclosure under Items 5.01 and 5.06 of Form 8-K with respect to a change of control and change in shell company status. Considering SEFE, Inc. was issued 30,000,000 shares of common stock, almost all of the shares held by Ms. Cary were cancelled and, at least according to your most recent Form 10-K/A, she held almost all of your outstanding shares of common stock, it appears that SEFE, Inc. is now the majority shareholder of the company. It also appears that because Midnight Candle was previously a shell company, you are required to provide additional information as if the registrant were filing a general form for registration of securities on Form 10, pursuant to Item 5.01(a)(8) of Form 8-K. Please revise to provide additional disclosure or tell us why you believe this is inappropriate.

Item 3.02 Unregistered Sale of Equity Securities

2. We note your disclosure that you issued 30,000,000 shares of unregistered common stock to SEFE, Inc., 500,000 shares of unregistered common stock to Lynn Cole Capital Corporation and 500,000 shares of unregistered common stock to Serio Capital, Ltd. Please amend your Form 8-K to provide the information required by Item 701(d) of Regulation S-K. Please see Item 3.02(a) of Form 8-K.

3. Please file the two Bridge Loan Agreements with Lynn Cole Capital Corporation and Serio Capital, Ltd. as material agreements or tell us why you believe this is unnecessary. In doing so, please file an amendment to your Form 8-K to add that it has also been filed pursuant to Item 1.01 of Form 8-K. Please see Item 601(b)(10) of Regulation S-K and Instruction 1 to Item 1.01 of Form 8-K.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director